Exhibit 99.1

New Gold Reports Two Week Suspension of Operations at the Rainy River Mine

TORONTO--(BUSINESS WIRE)--March 20, 2020--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports that its Rainy River Mine, which is close to the United States border, has temporarily suspended operations for a period of two weeks so that its local workforce can follow the fourteen day period of self-isolation as recommended by federal and provincial authorities relating to travel outside Canada as frequent border crossing is a common practice in the region. The requirement to self-isolate is consistent with our company-wide policy currently in place for all New Gold operations and projects.

Approximately 70% of the workforce of the Rainy River Mine is made up of local residents and making frequent short trips across the border to the local Minnesota communities is a common practice in the region. A significant number of employees have voluntarily indicated that they have recently made such trips and are now in self-isolation, following the guidance of the Canadian and Ontario governments with respect to COVID-19. Accordingly, the Company has made the decision to temporarily suspend operations at the Rainy River Mine, for precautionary reasons for a period of fourteen days, consistent with this recommended period of self-isolation. The closure of Canada - United States border to all non-essential travel is imminent, so no additional members of the workforce are expected to be required to self-isolate. The suspension will continue to be assessed over the fourteen day period to determine when full or partial operations can be resumed in the safest possible environment for our employees. The Company does not anticipate making any adjustments to annual guidance for Rainy River.

During the next two weeks, the Rainy River Mine will maintain a minimum crew to monitor and maintain essential activities, ensure there is no impact to the environment and fully sanitize the mine site, camp, and mobile and fixed equipment to ensure the safest possible environment for our employees when operations resume. We will also continue to work on optimizing our plans for transport and employee accommodation to reflect the principals of social distancing and other guidance to prevent COVID-19.

The New Afton Mine continues to operate at normal levels with a minimal proportion of their workforce currently in self-isolation. The Company will continue to monitor this situation to ensure the ongoing safety of our New Afton team.

The Company has a comprehensive COVID-19 response plan in place and is monitoring the situation closely. Currently there are no suspected or confirmed cases of COVID-19 at any of our sites. The health and safety of our workforce and our communities remains our number one concern and we will support all initiatives that align with that objective.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the length of the suspension of operations at the Rainy River Mine and the anticipated timing for the resumption of full or partial operations; the Company completing full sanitation of the mine site, building, camps, mobile and fixed equipment prior to operations being restarted; statements with respect to the Company’s annual guidance for Rainy River; the continued operations at the New Afton Mine; the Company’s anticipated course of action at the Rainy River Mine during the suspension of operations; and the Company’s expectation that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no new cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; and (11) with respect to the Company’s annual guidance for Rainy River, the temporary suspension of operations at the Rainy River Mine ending within several weeks.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; with respect to the Company’s annual guidance for Rainy River, the temporary suspension of operations at the Rainy River Mine lasting longer than several weeks; and risks inherent to a mine facility during shut down; and difficulties in demobilization or restart of operations due to various factors, including lack of availability of manpower or equipment. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com